

Mail Stop 4720

December 16, 2009

By U.S. Mail and Facsimile to: (610) 520-0727

J. Duncan Smith
Treasurer and Chief Financial Officer
Bryn Mawr Bank Corporation
801 Lancaster Avenue
Bryn Mawr, Pennsylvania 19010

> **Re:** **Bryn Mawr Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-15261**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 19

Compensation Discussion and Analysis, page 15 of Definitive Proxy Statement on Schedule 14A

The Committee's Processes, page 16 of Definitive Proxy Statement on Schedule 14A

1.   Please tell us why you have not disclosed the performance targets utilized in determining compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for net income, earnings per share, return on assets, return on equity and any of the other "predetermined goals" referenced on page 20 of the definitive proxy statement that were used as bases for determining compensation for your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

2.   It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Company and Division Incentive Plans, page 23 of Definitive Proxy Statement on Schedule 14A

3.   We note the discussion of the Share the Client Plan, the Wealth Management Division Sales Incentive Plan and the Commercial and Real Estate Lending Incentive Plan. Please tell us why none of these incentive compensation plans are filed as exhibits to the Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Exhibits 31.1 and 31.2

4.   We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have included the titles of the certifying individuals at the beginning of the certifications and have added the word "we" in paragraph 4. We note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009

Exhibits 32.1 and 32.2

5.   We note that Exhibits 32.1 and 32.2 to the Form 10-Q for the quarterly period ended June 30, 2009 refer to the report for the period ended June 30, 2008. We note a similar error in the Form 10-Q for the quarterly period ended September 30, 2009. Please file amendments to each of these quarterly reports that include certifications referring to the correct periodic report.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Attorney Advisor